

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2011

Mr. Paul Roszel
Chief Executive Officer
Scrap China Corporation
4804 Skycrest Park Cove
Salt Lake City, UT 84108

> **Re:** **Scrap China Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 3, 2010**
> **Forms 10-K/A for the Fiscal Year Ended June 30, 2010**
> **Filed February 23, 2011 and March 1, 2011**
> **File No. 0-51503**

Dear Mr. Roszel:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief